UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: WST Investment Trust
3.	Securities and Exchange Commission File No.: 811-22858
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? [X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

150 West Main St.

Suite 1700

Norfolk, VA 23510

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas W. Steed III, Esq.

Kilpatrick Townsend & Stockton LLP

4208 Six Forks Road, Suite 1400

Raleigh, NC 27609

(919) 420-1832

tsteed@ktslaw.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Wilbanks, Smith & Thomas Asset Management, LLC

150 West Main St.

Suite 1700

Norfolk, VA 23510

(757) 623-3676

(records as investment adviser)

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(513) 587-3400

(records as administrator and transfer agent)

U.S. Bank, N.A.

1555 N. Rivercenter Dr.

Milwaukee, WI 53212

(414) 905-5010

(records as custodian)

Foreside Fund Services, LLC

190 Middle Street, Suite 301

Portland, ME 04101

(207) 553-7110

(records as distributor)

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one): [X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one): [X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Wilbanks, Smith & Thomas Asset Management, LLC, dba WST Capital Management

150 West Main St.

Suite 1700

Norfolk, VA 23510

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC

Three Canal Plaza

Suite 100

Portland, ME 04101

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and addressees):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: February 26, 2024

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

September 19, 2024

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or

Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: September 30, 2024
(b)	Were the distributions made on the basis of net assets? [X] Yes [ ] No
(c)	Were the distributions made pro rata based on share ownership? [X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all ofits assets to the fund's shareholders? [X] Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)    Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities? [ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $264,854
(ii)	Accounting expenses:
(iii)	Other expenses (list and identify separately):

Tail Insurance: $114,502

Administrative: $9,495

Proxy Solicitation: $5,000

Shareholder Meeting: $10,908

(iv)	Total expenses (sum of lines (i)-(iii) above): $404,759

(b)	How were those expenses allocated?

Wilbanks, Smith & Thomas Asset Management, LLC, dba WST Capital Management (“WST Capital Management”), as investment adviser to the WSTCM Credit Select Risk-Managed Fund (“the Target Fund”) and NEOS Investment Management, LLC, as investment adviser to the NEOS Enhanced Income Credit Select ETF (the “Acquiring Fund”) agreed to be responsible for paying, or causing to be paid, the expenses relating to the Reorganization. WST Capital Management paid 75% and NEOS Investment Management, LLC paid 25% of the expenses relating to the Reorganization generally incurred by NEOS Investment Management LLC and the Acquiring Fund, provided that WST Capital Management’s share of such expenses was capped at $50,000 and NEOS Investment Management, LLC paid all expenses relating to the Reorganization over the $50,000 capped amount. WST Capital Management separately was responsible for paying the expenses relating to the Reorganization generally incurred by WST Capital Management and the Target Fund and for obtaining tail insurance coverage for the WST Investment Trust and the members of the Board and officers of WST Investment Trust.

(c)	Who paid those expenses?

Expenses were paid by WST Capital Management and NEOS Investment Management, LLC, as stated above.

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding? [ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a) State the name of the fund surviving the Merger:

NEOS Enhanced Income Credit Select ETF, a series of NEOS ETF Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-23645

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 333-279709

Form Type N-14/A

Filed July 22, 2024

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WST Investment Trust, (ii) he or she is the Secretary of WST Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Carol J. Highsmith

Carol J. Highsmith

Secretary, WST Investment Trust